SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY , 2003 .
                                         -------- -----

                              IMA EXPLORATION INC.
                             ----------------------
                 (Translation of registrant's name into English)

                   #709 - 837 West Hastings Street, Vancouver,
                        British Columbia, V6C 3N6, Canada
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

           Form 20-F      X        Form 40-F _______
                      ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.





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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes               No       X
                       ----------        -----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                      IMA Exploration Inc.
                                      (Registrant)

Date      January 2, 2003             By  /s/ William Lee
     ----------------------------        ---------------------------------------
                                         (Signature)



William Lee, Director and Chief Financial Officer
1 Print the name and title of the signing officer under his signature.



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                              IMA EXPLORATION INC.


                     Suite 709 - 837 West Hastings Street
               Terminal City Club Tower, Vancouver, B.C. V6C 3N6
         Tel: 604-687-1828  Fax: 604-687-1858  Toll Free: 800-901-0058
      Internet: www.imaexploration.com    E-mail: info@imaexploration.com

            TSX Venture Exchange:IMR     OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)


                         News Release - January 2, 2003


              NEW GOLD PROPERTIES ACQUIRED IN PATAGONIA, ARGENTINA

IMA Exploration Inc. is pleased to announce the acquisition of two new properties and a substantial addition to a third property, in the Patagonia region of southern Argentina. The new projects, Penascudo and Gan Gan, and the significant addition to the Costa project, total over 24,000 hectares bringing IMA's property position in Patagonia to 102,074 hectares (1,021 square kilometers), all of which are 100% owned by the Company.

These holdings were acquired by staking and are the result of IMA's ongoing grassroots exploration program and continuing commitment to low-cost discovery in the Patagonia region. These properties cover highly prospective low-sulphidation gold bearing vein systems, similar to the geological model of the nearby Esquel gold discovery (Esquel was bought by Meridian Gold for USD $230M in July 2002). Details of IMA's new projects are outlined below.

Penascudo Project

The 7,700 hectare Penascudo Project surrounds a previously discovered low-sulphidation quartz veining and replacement system with abundant visible gold, known as the "Gold Zone". Preliminary exploration by IMA's geologists Dr. Paul Lhotka, P.Geo., and Keith Patterson, M.Sc., confirmed the presence of visible gold; grab samples returned up to 441.0 grams per tonne (g/t) gold (12.9 ounces per ton) and 608.0 g/t silver. Within the Gold Zone bonanza grade gold values have been obtained from two zones with a combined strike length of approximately 10 metres, both contained within a structure that has been traced over a strike length of 650 metres. IMA's geologists believe that this structure, or nearby parallel structures, have excellent potential to host additional bonanza grade gold mineralization with potentially economic size.

250 metres to the west of the Gold Zone, IMA's Geologists discovered a previously unknown quartz vein that also contains visible gold. This new vein returned grab samples up to 15.5 g/t gold and is hosted by a second structure that is parallel to the Gold Zone structure. Although this new vein is narrow, it highlights the potential of this large property to host additional targets with similar grades to the Gold Zone, but with a greater size potential.

IMA is now compiling data from previous work on the property and plans further exploration early in the new year to evaluate the potential of the Penascudo project. Southern Rio, Aur Resources and Homestake Mining have previously done surface work on the Penascudo project, but the project has never been drilled. IMA has purchased Southern Rio's data on the project in return for a 0.5% NSR capped at US $250,000.

Gan Gan Project

This project, which covers 10,000 hectares, is located in north central Chubut province, and was staked based on the presence of favorable Jurassic volcanic rocks, and it's proximity to regional scale structures. Preliminary surface exploration has been completed and results are expected shortly.




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Costa Project

An additional 6,587 hectares were staked contiguous to IMA's Costa project increasing the total size of the property to 14,412 hectares. Reconnaissance prospecting has discovered several veins and disseminated zones of mineralization over a one square kilometer area. Grab and chip samples have returned values of up to 6.9 g/t gold and 3.6 g/t silver.

All assays were carried out by ALS Chemex at facilities in Mendoza, Argentina, and Santiago Chile. All of the above mentioned work has been completed under the supervision of Dr. Paul Lhotka, P.Geo., IMA's Qualified Person in Chubut Province, Southern Argentina.

IMA is a pioneer and veteran of Argentina's mining exploration industry and is well positioned to take advantage of highly prospective gold projects as they become available. The Company's network of contacts has been developed over the past 10 years, enabling IMA to quickly identify new opportunities and negotiate advantageous terms, especially since the recent devaluation of the Argentine peso.

ON BEHALF OF THE BOARD

"Gerald G. Carlson"

Dr. Gerald G. Carlson, P.Geo., Chairman

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                        2003 Number 1


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